SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated August 29, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, August 29, 2025 – IRSA Inversiones y Representaciones S.A. (NYSE: IRS; ByMA: IRSA), Argentina’s leading real estate company, informs that the Company has approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company.

This investment is made with the purpose of diversifying part of the Company’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund.

In accordance with the provisions of Chapter III of the rules of the Argentine Securities Commission and Article 110, section h) of Capital Markets Law No. 26,831, the Company’s Audit Committee has issued its opinion with no objections to the transaction, which is available to shareholders at the Company’s headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
August 29, 2025		Responsible for the Relationship with the Markets